January 7, 2020

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Avenue
Costa Mesa, California 92626

       Re: Clean Energy Technologies, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed January 3, 2020
           File No. 024-11085

Dear Mr. Mahdi:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2019 letter.

Amendment No. 2 to Offering Circular on Form 1-A filed January 3, 2020

Executive Compensation, page 46

1. Please refer to Item 11 of Part II of Form 1-A and provide updated director and executive officer compensation for your last completed fiscal year.
 Kambiz Mahdi
FirstName LastNameKambizInc.
Clean Energy Technologies, Mahdi
Comapany2020
January 7, NameClean Energy Technologies, Inc.
Page 2
January 7, 2020 Page 2
FirstName LastName
       You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff
Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:      Robert Newman, Esq.